FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 12th September 2012

ROYAL DUTCH SHELL PLC

ADDITIONAL LISTING

Royal Dutch Shell plc ("Shell") announces that application has been made to the UK Listing Authority and the London Stock Exchange for 22,325,686 A ordinary shares of Eur 0.07 each in the capital of Shell (the "Shares") to be admitted to the Official List of the United Kingdom Listing Authority and to be traded on the main market of the London Stock Exchange. Application will also be made to Euronext Amsterdam for the Shares to be admitted to trading on Euronext Amsterdam.

The Shares are to be issued as a scrip dividend alternative to receiving a cash dividend in respect of the second quarter 2012 interim dividend and dealings are expected to commence on September 20, 2012.

These Shares will rank pari passu with the existing issued A ordinary shares of Eur 0.07 each.

This announcement will be available on http://www.shell.com/investor.

September 12, 2012

Mark Edwards
Deputy Company Secretary

ENQUIRIES

Media Contacts:
International
Shell Media Relations +31 70 377 3600

Shell Investor Relations:
The Hague
Tjerk Huysinga +31 70 377 3996

North America:
Ken Lawrence: +1 713 241 2069

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 12 September 2012